

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Woong-Won Yoon
Chief Financial Officer
KB Financial Group Inc.
84, Namdaemoon-ro, Jung-gu
Seoul 100-703, Korea

    Re: **KB Financial Group Inc.**
          Form 20-F for Fiscal Year Ended December 31, 2013
          Filed April 29, 2014
          File No. 000-53445

Dear Mr. Yoon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin W. Vaughn

                        Kevin W. Vaughn
                        Accounting Branch Chief